Exhibit 99.1

FANGDD ANNOUNCES PRICING OF US$4.5 MILLION REGISTERED DIRECT OFFERING

SHENZHEN, China, October 10, 2024 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced that it has entered into a securities purchase agreement with certain investors (the “Purchase Agreement”) for the issuance and sale by the Company of US$4.5 million of Class A ordinary shares (or pre-funded warrants in lieu thereof), at a price of US$0.88 per share (or US$0.8794375 per pre-funded warrant), in a registered direct offering.

The Purchase Agreement contains representations, warranties and other provisions customary for transactions of this nature. The offering is expected to close on or about October 11, 2024, subject to the satisfaction of customary closing conditions. FangDD intends to use the net proceeds from this offering for general corporate purposes.

The Company has engaged MM Global Securities, Inc. as its exclusive placement agent in connection with this offering.

The securities described above will be offered by the Company pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-267397) previously filed with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2022 and declared effective by the SEC on September 29, 2022. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying base prospectus contain important information relating to the Class A ordinary shares and pre-funded warrants to be sold in the offering. The prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting us at Room 1501, Shangmei Technology Building, No. 15 Dachong Road, Nanshan District, Shenzhen, the PRC, or by email at ir@fangdd.com.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com